EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Further to the Company's immediate report of September 18, 2014 regarding a ruling rendered by the Tel Aviv District Court (Economic Division), which dismissed two motions to certify derivative claims against officers of the Company, and the immediate supplementary report to that report dated November 30, 2014 that an appeal on the ruling had been filed by one of the petitioners, immediate notification is hereby provided that on December 11, 2014, the Company received an additional appeal on the same ruling, which had been filed by the second petitioner.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.